Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 33614

December 9, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-4
Washington, D.C. 20549-0404
Attn: Mr. Matt Franker

Re:	Comstock Homebuilding Companies, Inc. Registration Statement on Form S-1 Commission File No. 333-118193
Acceleration Request
	Requested Date:	December 13, 2004
	Requested Time:	4:00 p.m. Eastern Standard Time or soon thereafter as practical

Dear Mr. Franker:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Comstock Homebuilding Companies, Inc., (the "Registrant") hereby requests that the U.S. Securities and Exchange Commission (the "Commission") take appropriate action to declare the above-captioned Registration Statement on Form S-1 (No. 333-118193) (the "Registration Statement"), originally filed with the Commission on August 13, 2004, effective at the "Requested Date" and "Requested Time" set forth above.

        Since the date of the latest financial data presented in the Registration Statement, as amended and the Prospectus constituting a part thereof, there has been no material change in the operating or financial condition of the Registrant that is not disclosed in the Prospectus made a part of the Registration Statement, as amended.

Sincerely,
COMSTOCK HOMEBUILDING COMPANIES, INC.
/s/ JUBAL THOMPSON Jubal Thompson Secretary and General Counsel